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June 24, 2005

Via EDGAR

Mr. Jeffrey Shady
Mailstop 0409
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0409

Re:	Columbia Equity Trust, Inc. (the “Company”)
Registration Statement No. 333-122644

Dear Mr. Shady:

In response to comment 1 of the comment letter of the staff of the Securities and Exchange Commission (the “Commission”) Division of Corporate Finance set forth in the letter, dated June 22, 2005 from Karen J. Garnett to Oliver T. Carr, III of the Company, the Company hereby provides to the Commission the Rule 3-14 Significance Test as Schedule A attached hereto and the Rule 3-09 Significance Test as Schedule B attached hereto.

If you have any questions regarding the foregoing, please do not hesitate to call the undersigned at (804) 788-8388 or David C. Wright at (804) 788-8638.

Sincerely,

/s/ S. Gregory Cope

S. Gregory Cope

cc:	Rachel Zablow
Steven Jacobs
Oliver T. Carr
John A. Schissel
John A. Good, Esq.

Enclosures

Rule 3-14 Significance Test	Exhibit A

Base for Rule 3-14 Significance Test

	Pro Forma
	Balance
	Sheet	Base For
	As of	Rule 3-14
	December 31, 2004	Test

Real estate, net	103,088,000	103,088,000
Cash and cash equivalents	26,424,000
Prepaid expenses
Accounts and other receivables	420,000
Due from related parties
Furniture and equipment, net	25,000
Investments in real estate entities	44,830,000	44,830,000
Other assets	887,000

Total assets	175,674,000	147,918,000

Rule 3-14 Tests

	Fair Value	Fair Value
	Interest	Interest	Percentage
	Acquired	Acquired	Of Base for
	(Third Parties)	(Related Parties)	Rule 3-14 Test	Audit Status

Properties to be Acquired

Fair Oaks	18,948,000		12.81%	Item 3-14 Audit of 2004 Performed
Greenbriar	14,486,000		9.79%	Item 3-14 Audit of 2004 Performed
Sherwood Plaza	15,886,000		10.74%	Item 3-14 Audit of 2004 Performed
Meadows IV	30,087,000		20.34%	Item 3-14 Audit of 2004 Performed
Gateway		22,100,000	14.94%	Item 3-14 Audits of 2004, 2003 and 2002 Performed

	79,407,000	22,100,000

Joint Venture Interests to be Acquired

Atrium	4,666,000		3.15%
King Street	5,441,000		3.68%	Item 3-09 Audits Performed
Madison	5,756,000		3.89%	Item 3-09 Audits Performed
Independence Center	1,948,000		1.32%
1575 Eye Street	—		0.00%	Item 3-09 Audits Performed
Victory Center	834,000		0.56%
Suffolk	9,608,000		6.50%	Item 3-14 Audit of 2004 Performed
Barlow	13,300,000		8.99%

	41,553,000	—

Total all acquisitions	120,960,000	22,100,000

Coverage of Insignificant Acquisitions			50.07%

Rule 3-09 Significance Test	Exhibit B

Balance Sheet Test

	Predecessor Company
	Balance Sheet As Of	Percent of
Investment in Real Estate Entities	December 31, 2004	Total Assets	Audit Status

Fair Oaks	105,463	1.50
Greenbriar	500,638	7.14
Sherwood Plaza	31,949	0.46
Meadows IV	643,478	9.17
Atrium	360,120	5.13
King Street	—	—	Item 3-09 Audits Performed
Madison	239,289	3.41	Item 3-09 Audits Performed (1)
Independence Center	857,721	12.23
1575 Eye Street	1,307,690	18.64	Item 3-09 Audits Performed (1)

	4,046,348	57.68
Other entities	143,418	2.04

Total investment in real estate entities	4,189,766	59.72

All other assets	2,824,004	40.28

Total combined assets	7,013,770	100.00

Income Statement Test

	Predecessor Company
	Statement of Operations	Percent of
	For The Year Ended	Total Pretax
Equity in Income (Loss) of Real Estate Entities	December 31, 2004	Income	Audit Status

Fair Oaks	62,764	10.90
Greenbriar	34,276	5.95
Sherwood Plaza	2,080	0.36
Meadows IV	(6,522)	(1.13)
Atrium	(330)	(0.06)
King Street	331,810	57.64	Item 3-09 Audits Performed
Madison	(10,793)	(1.87)	Item 3-09 Audits Performed (1)
Independence Center	(46,786)	(8.13)
1575 Eye Street	(3,107)	(0.54)	Item 3-09 Audits Performed (1)

	363,392	63.12
Other entities	47,201	8.20

Total equity in income of real estate entities	410,593	71.32

Other revenues and expenses, net	165,035	28.68

Total combined pretax income	575,628	100.00

(1)	Rule 3-09 financial statements required and provided at December 31, 2004 and therefore December 31, 2004 financial statements provided.